GRASIM
ADITYA BIRLA GROUP

07026138

SEC MAIL PROCESSING RECEIVED AUG 10 2007 WASH., D.C. 186 SECTION

28th July, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th June, 2007, which have been taken on record by the Board of Directors of the Company at their meeting held today. As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. The Board of Directors at its meeting held today has, subject to the approval of shareholders and other requisite approvals, decided to sell/ transfer the Company's textile units, namely, Bhiwani Textile Mills and Elegant Spinners at Bhiwani (Haryana), as a going concern, to a subsidiary of the Company.

3. A copy of the Press Release being issued in the above connections is also enclosed herewith.

Yours faithfully,

PROCESSED
AUG 2 3 2007
THOMSON
FINANCIAL

Ashok Malu
Company Secretary

encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
PERFORMANCE FOR Q1FY 2008

Consolidated Net Profit	**Rs.670 Crs.**	**Up 54%**
Consolidated Net Revenue	**Rs.4,063 Crs.**	**Up 26%**

Consolidated Results

Rs. Crores

	Q1FY08	Q1FY07	% Change
Net Revenue	**4,063**	**3,213**	**26%**
Operating Profit (EBITDA)	**1,369**	**972**	**41%**
Profit after Taxes	**800**	**536**	**49%**
Less: Minority Share	**130**	**101**	
Net Profit	**670**	**435**	**54%**
EPS (Rs.)	**73**	**47**	**54%**

Grasim, an Aditya Birla Group Company, has reported good results for the quarter ended 30th June, 2007. VSF and Cement businesses which put in a commendable performance, have been the growth enablers.

Revenues grew by 26% at Rs.4,063 crores (Rs.3,213 crores). Net Profit rose by 54% at Rs.670 crores (Rs.435 crores).

Highlights of Grasim's operations:

		Q1FY08	Q1FY07	% Change
Production -				
Viscose Staple Fibre	M.T.	68,755	45,194	52%
Cement	Mn. M.T.	3.86	3.56	8%
White Cement	M.T.	92,594	83,045	11%
Sponge Iron	M.T.	138,136	126,941	9%
Caustic Soda	M.T.	42,843	30,738	39%
Sales Volumes -				
Viscose Staple Fibre	M.T.	69,396	51,957	34%
Cement	Mn. M.T.	3.90	3.50	12%
White Cement	M.T.	85,005	81,143	5%
Sponge Iron	M.T.	139,706	140,912	-1%
Caustic Soda	M.T.	42,872	30,712	40%

Viscose Staple Fibre (VSF) Business

The VSF business turned in a very good performance. Capacity utilisation was higher at 102% vis-à-vis 70% in the corresponding quarter. Production, as a result, was higher by 52% at 68,755 tons. During the corresponding quarter, utilisation was lower due to the shut down of the Nagda plant on account of water shortage. Sales volumes rose by 34% at 69,396 tons, a historical high for any quarter. Firm international prices backed by a strong global demand saw realisations rise. The increased dependence on captive pulp helped contain the impact of rising global pulp prices. The strengthening of the Rupee too had a positive impact on performance.

The Company's plans on capacity expansions and modernization are progressing per schedule. At Kharach (Gujarat), the Company would be adding a new capacity of 63,875 tons per annum. This is expected to go on stream by the end of FY08. Plans are also afoot to increase the capacity of the Harihar (Karnataka) plant by around 31,000 tons per annum. Upon implementation of these plans, Company's VSF capacity will stand increased at 365,000 tons.

Chemical Plant

The Chemical plant bettered its performance during the quarter. Production of caustic soda, which was affected in the corresponding quarter on account of water shortage, moved up by 39% at 42,843 tons. The stable caustic prices and steep fall in the prices of allied products affected realisations, which were lower by 10%. With new caustic soda capacity additions coming up, realisations are expected to be under pressure.

Cement Business

The Cement business clocked an improved performance. Capacity utilisation was higher at 118%, vis-à-vis 109% in the corresponding quarter. Sales volumes recorded a growth of 12% at 3.90 Mn. tons, vis-à-vis the sector growth of 9%. On a sequential basis, realisations were up marginally. Volumes in RMC business grew by 19%.

Fuel cost went up by 28% with the increase in the price of imported coal and petcoke. Freight cost was higher by 8%. However, higher dispatches through rail helped partially offset this impact.

Cement Subsidiaries

UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, too reported good performance. Its sale of cement stood at 3.90 Mn. tons and clinker at 0.53 Mn. tons. Profit after tax was higher by 25% at Rs.260 crores.

Shree Digvijay Cement Company Limited, another subsidiary, has reported a satisfactory performance. Sales volumes of Cement & Clinker were higher by 16%. Net profit after tax was higher by 36% at Rs.15 crores.

Cement Capex plan

To meet the growing market demand, the Company is augmenting its Cement capacity by an additional 10.3 Mn. tons through greenfield and brownfield projects. The expansion plans at Shambhupura and Kotputli, both in Rajasthan, are on track. The Shambhupura Plant is slated to be commissioned by the end of FY08. The Kotputli Plant is expected to go on stream by the first quarter of FY09. Both the plants will also have Captive Thermal Power Plants. This will enable the Company to meet

the challenge of growing energy costs and reduce its dependence on the State grid. The Company envisages a capital outlay of Rs.4,085 crores (net of capex spent in FY07) on ongoing capacity expansions, modernization, de-bottlenecking, RMCs and Captive Power Plants, to be spent over a 2-year period.

At UltraTech, a new brownfield capacity of 4.9 Mn. tons is being added at its plant at Tadpatri (Andhra Pradesh). Further, the grinding capacity at Pipavav (Gujarat) is being augmented by 2 Mn. tons. The capex envisaged is Rs.3,340 crores on expansion, setting up of power plants, de-bottlenecking and modernization. The amount is proposed to be spent over the next 3 years.

On completion of the expansion plans, Grasim's cement capacity, including that of its subsidiaries, will go up by 17 Mn. tons to 48 Mn. tons. This increase represents more than 54% of Grasim's current combined capacity.

Over the next 3 years, with large capacities announced by the industry, there could be a surplus scenario, which in turn could affect realisations by mid-FY09. However, given the strong growth in demand, the outlook for the Cement business continues to be positive.

Textile Business

The Board of Directors of the Company, at its meeting held today, has approved the sale/transfer of the textile units at Bhiwani (Haryana) on a going concern basis to a proposed subsidiary of the Company. The sale/transfer is subject to shareholders' and other requisite approvals.

This move will enable the new entity to have a more focused approach to the development of textile business and pursue emerging growth opportunities. Besides, this will also enhance Grasim's shareholder value, through a greater focus on its two key business segments, viz., Viscose Staple Fibre and Cement.

Outlook

Going forward, the Company will fortify its leadership position in the VSF and Cement sectors. With improved cost optimization, higher productivity, prudent financial management and strong fundamentals, the growth is expected to continue.

-o-O-o-

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)
Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com or www.adityabirla.com

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th JUNE 2007

I. CONSOLIDATED RESULTS :

	Three Months ended 30th June 2007	Three Months ended 30th June 2006	Full Year ended 31st March 2007 (Audited)
Net Sales / Income from Operations	4,062.85	3,212.62	14,173.79
Other Income	101.42	49.19	245.64
Expenditure :			
- Decrease / (Increase) in Stock	30.20	5.08	33.07
- Raw Material Consumed	817.51	595.87	2,821.58
- Purchases of Finished Goods	9.34	25.89	74.83
- Payment to & Provision for Employees	171.62	161.00	672.98
- Power & Fuel	659.76	579.70	2,472.45
- Freight , Handling & Other Expenses	575.02	496.59	2,107.23
- Other Expenditure	531.66	425.12	1,947.21
Total Expenditure	2,795.11	2,289.25	10,129.35
Interest	55.96	52.86	228.64
Gross Profit	1,313.20	919.70	4,061.44
Depreciation	158.65	141.75	609.97
Profit before Exceptional Items and Tax Expenses	1,154.55	777.95	3,451.47
Exceptional Items			
Profit before Tax Expenses	1,154.55	777.95	3,451.47
Provision for Current Tax	(322.98)	(247.72)	(1,097.14)
Provision for Deferred Tax	(32.72)	5.55	5.07
Net Profit	798.85	535.78	2,359.40
Less : Minority Share	129.61	100.53	391.50
Add: Share in Profit/ (Loss) of Associates	0.43		(0.40)
Net Profit (After Minority's Share)	669.67	435.25	1,967.50
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*6,538.05*
Basic & Diluted EPS for the period (Rupees)	73.04	47.47	214.58

II. STANDALONE RESULTS :

	Three Months ended 30th June 2007	Three Months ended 30th June 2006	Full Year ended 31st March 2007 (Audited)
Net Sales / Income from Operations	2,444.79	1,891.73	8,675.69
Other Income	67.74	37.47	209.66
Expenditure :			
- Decrease / (Increase) in Stock	14.22	15.11	16.44
- Raw Material Consumed	627.41	463.84	2,219.32
- Purchases of Finished Goods	33.08	68.17	321.16
- Payment to & Provision for Employees	116.33	113.03	459.40
- Power & Fuel	324.16	264.50	1,196.14
- Freight , Handling & Other Expenses	281.07	230.26	1,015.16
- Other Expenditure	256.39	223.29	1,038.72
Total Expenditure	1,652.66	1,378.20	6,266.34
Interest	28.47	23.76	111.84
Gross Profit	831.40	527.24	2,507.17
Depreciation	85.00	74.09	317.91
Profit before Exceptional Items and Tax Expenses	746.40	453.15	2,189.26
Write back of provision for diminution in value of loans		-	37.10
Profit before Tax Expenses	746.40	453.15	2,226.36
Provision for Current Tax	(205.70)	(139.05)	(692.38)
Provision for Deferred Tax	(29.04)	(2.20)	1.83
Net Profit	511.66	311.90	1,535.81
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*6,134.46*
Basic & Diluted EPS for the period (Rupees)	55.80	34.02	167.50

Cont.....2

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months ended 30th June 2007	Three Months ended 30th June 2006	Full Year ended 31st March 2007 (Audited)
1. SEGMENT REVENUE			
a Fibre & Pulp	818.00	525.02	2,725.25
b Cement	2,827.66	2,341.20	9,957.75
c Sponge Iron	218.99	175.36	751.14
d Chemicals	92.27	71.80	319.00
e Textiles	57.93	56.83	270.96
f Others	95.86	68.11	326.93
TOTAL	4,110.71	3,238.32	14,351.03
(Less) : Inter Segment Revenue	(47.86)	(25.70)	(177.24)
Net Sales / Income from Operations	**4,062.85**	**3,212.62**	**14,173.79**
2. SEGMENT RESULTS			
a Fibre & Pulp	222.28	95.36	671.74
b Cement	868.02	678.40	2,767.03
c Sponge Iron	26.56	5.84	50.39
d Chemicals	22.25	13.39	60.05
e Textiles	(1.84)	(0.13)	(4.63)
f Others	26.17	12.18	62.61
TOTAL	1,163.44	805.04	3,607.19
Add / (Less) :			
Interest	(55.96)	(52.86)	(228.64)
Net Unallocable Income / (Expenditure)	47.07	25.77	72.92
Profit before Exceptional Items and Tax Expenses	**1,154.55**	**777.95**	**3,451.47**
Exceptional Items			
Profit Before Tax Expenses	**1,154.55**	**777.95**	**3,451.47**
3. CAPITAL EMPLOYED			
a Fibre & Pulp	1,431.45	1,181.90	1,428.47
b Cement	9,547.91	7,138.59	8,913.85
c Sponge Iron	557.76	566.53	552.21
d Chemicals	294.28	268.07	304.49
e Textiles	135.62	95.22	126.17
f Others	544.25	349.15	517.88
TOTAL	12,511.27	9,599.46	11,843.07
g Unallocated Corporate Capital Employed	1,821.68	1,230.40	1,681.16
TOTAL CAPITAL EMPLOYED	**14,332.95**	**10,829.86**	**13,524.23**

IV. SEGMENT REPORTING - STANDALONE

	Three Months ended 30th June 2007	Three Months ended 30th June 2006	Full Year ended 31st March 2007 (Audited)
1. SEGMENT REVENUE			
a Fibre & Pulp	707.73	446.36	2,327.63
b Cement	1,414.75	1,167.08	5,172.66
c Sponge Iron	218.99	175.36	751.14
d Chemicals	92.27	71.80	319.00
e Textiles	57.93	56.83	270.96
TOTAL	2,491.67	1,917.43	8,841.39
(Less) : Inter Segment Revenue	(46.88)	(25.70)	(165.70)
Net Sales / Income from Operations	**2,444.79**	**1,891.73**	**8,675.69**
2. SEGMENT RESULTS			
a Fibre & Pulp	236.20	97.92	638.42
b Cement	444.66	334.15	1,448.21
c Sponge Iron	26.56	5.84	50.39
d Chemicals	22.25	13.39	60.05
e Textiles	(1.84)	(0.13)	(4.63)
f Others	(0.03)	(0.03)	-
TOTAL	727.80	451.14	2,192.44
Add / (Less) :			
Interest	(28.47)	(23.76)	(111.84)
Net Unallocable Income / (Expenditure)	47.07	25.77	108.66
Profit before Exceptional Items and Tax Expenses	**746.40**	**453.15**	**2,189.26**
Write back of provision for diminution in value of loans			37.10
Profit Before Tax Expenses	**746.40**	**453.15**	**2,226.36**
3. CAPITAL EMPLOYED			
a Fibre & Pulp	1,226.44	1,047.89	1,210.72
b Cement	3,420.27	2,121.91	3,076.68
c Sponge Iron	557.76	566.53	552.21
d Chemicals	294.28	268.07	304.49
e Textiles	135.62	95.22	126.17
f Others	0.92	1.06	1.21
TOTAL	5,635.29	4,100.68	5,271.48
g Unallocated Corporate Capital Employed	4,639.02	3,773.41	4,492.67
TOTAL CAPITAL EMPLOYED	**10,274.31**	**7,874.09**	**9,764.15**

Cont.....3

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23), and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Wood Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, ten complaints were received, all of which have been attended by the Company and no complaints were pending at the end of the quarter.

4 The Board of Directors have approved sale/ transfer of Company's textile units at Bhiwani, subject to shareholders' and other requisite approvals, to a new wholly owned subsidiary company which is being incorporated.

5 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

6 The above Unaudited results for the quarter ended 30th June, 2007 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 28th July, 2007. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 28th July, 2007

D. D. Rathi
Whole-time Director

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

Tel. : 2265 4239, 2265 4298, 2265 4318
Fax : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

Hamam House,
Ambalal Doshi Marg,
(Hamam Street),
Mumbai - 400 001.

AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED.

On Limited Review of unaudited Financial Results for the quarter ended 30th June 2007.

We have reviewed the accompanying statement of unaudited financial results of **GRASIM INDUSTRIES LIMITED** ('the Company') for the quarter ended 30th June 2007. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated.

In the consolidated results, the unaudited financial results of subsidiary companies viz UltraTech Cement Limited, Shree Digvijay Cement Company Limited, Dakshin Cement Limited and Harish Cement Limited, and joint venture company Idea Cellular Limited, which have been subjected to limited review by their respective statutory auditors, and the unaudited financial results of other subsidiary companies and joint ventures and Associate company as certified by their respective managements are incorporated. This statement is responsibility of the company's Management and has been approved by the Board of Directors today.

A review of interim financial information consists principally of applying analytical review procedure for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Particulars relating to investor complaints have been traced from the details furnished by the Company.

Based on our review conducted as stated above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For G. P. Kapadia & Co.
Chartered Accountants

Atul B. Desai
(Partner)
(Membership No.30850)

Place: Mumbai.
Date: 28th July 2007.

END